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o EXHIBIT 99.1

                      COMPLETION OF TREASURY STOCK PURCHASE

   On June 12, 2006,POSCO completed the purchase of treasury stock of 1,743,735 shares.

1. Resolution Date : 2006.4.28 (by the Board of Directors)

2. Purchasing Period : 2006.5.2~2006.6.12

3. Number of shares purchased : 1,743,735 shares (2% of outstanding common shares)

4. Amount paid for the purchase : 445.9 billion Won (excluding incurred commission)